[redacted]

14046841

KW 3/12/14

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville (City) KY (State) 40206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin 502-451-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

301 East Elm St. (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Client Services,LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARY HECKEL
Notary Public State at Large
KENTUCKY Notary ID # 446983
My Commission Expires August 3, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2013

RODEFER MOSS & CO, PLLC

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2013

PRIVATE CLIENT SERVICES, LLC
Financial Statements and Supplementary Information
Year Ended December 31, 2013

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
Private Client Services, LLC
Louisville, Kentucky

Report on the Financial Statements

We have audited the accompanying financial statements of Private Client Services, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 24, 2014

PRIVATE CLIENT SERVICES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS	
Current Assets	
Cash and cash equivalents	$ 203,672
Cash deposit with clearing organization	100,000
Cash deposit with Depository Trust Clearing Corporation	5,000
Accounts receivable	9,243
Commissions receivable	389,810
Prepaid expenses and other current assets	7,447
Total current assets	715,172
Property and Equipment	
Equipment	57,619
Less accumulated depreciation	(31,253)
Property and equipment, net	26,366
Other noncurrent assets	
Goodwill, net of impairment	26,680
Total noncurrent assets	26,680
Total assets	$ 768,218
LIABILITIES AND MEMBER EQUITY	
Current Liabilities	
Commissions payable	$ 421,659
Accounts payable	2,130
Accrued payroll liabilities	23,480
Deferred revenue & rep expenses collected	50,068
Total liabilities	497,337
Member Equity	270,881
Total member equity	270,881
Total liabilities and member equity	$ 768,218

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Changes in Member Equity
Year Ended December 31, 2013

Balance at December 31, 2012	$ 199,970
Contribution of capital	40,000
Net income	30,911
Balance at December 31, 2013	$ 270,881

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Income
Year Ended December 31, 2013

Revenues	
Commissions and fees	$ 9,997,345
Other revenues	79,684
Total revenues	10,077,029
Expenses	
Commissions expense	8,468,464
Salaries and wages	956,324
Computer expenses and technology	89,505
Professional fees	87,575
Employee benefits	79,279
Rent	67,304
Brokerage service expenses	65,814
Travel and entertainment	50,064
Miscellaneous expenses	37,124
Postage	29,254
Licenses and fees	24,721
Contracted services	22,106
Utilities	14,561
Office expenses	11,543
Advertising	9,498
Depreciation	7,482
Education and training	6,257
Dues and fees	5,591
Printing	3,161
Taxes	1,998
Bank fees	1,913
Total expenses	10,039,538
Other income and expense	
Interest income	2,314
Goodwill impairment	(8,894)
Total other income and expense	(6,580)
Net income	$ 30,911

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Cash received from commissions and fees	$ 9,952,062
Cash paid for operating expenses	(9,969,363)
Other income received	2,314
Net cash flows from operating activities	(14,987)
Cash Flows From Investing Activities	
Purchase of equipment	(14,200)
Net cash flows from investing activities	(14,200)
Cash Flows from Financing Activities	
Contribution of capital	40,000
Net cash flows from financing activities	40,000
Net change in cash and cash equivalents	10,813
Cash and cash equivalents at the beginning of the year	192,859
Cash and cash equivalents at the end of the year	$ 203,672

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows (Continued)
Year Ended December 31, 2013

Reconciliation of net income to net cash flows from operating activities

Net income	$ 30,911
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	7,482
Goodwill impairment	8,894
Decrease (increase) in assets:	
Cash on deposit with Depository Trust Clearing Corporation	(5,000)
Commissions receivable	(122,539)
Accounts receivable	(6,458)
Prepaid expenses and other current assets	10,093
Increase (decrease) in liabilities:	
Commissions payable	69,809
Accounts payable	(2,752)
Deferred revenue & rep expenses collected	4,029
Other accrued expenses	(9,456)
Net cash flows from operating activities	$ (14,987)

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity - These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation - Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $7,482 for the year ended December 31, 2013.

Income Tax Status - The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2013.

The Company's federal and various state income tax returns for 2010 through 2013 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $9,498 at December 31, 2013.

Goodwill - Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill will be written down to fair value and a corresponding impairment loss will be recognized. The fair value impairment loss for the year ended December 31, 2013 was $8,894.

Date of Management's Review - The Company has evaluated events and transactions through February 24, 2014, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company maintains a $100,000 account balance with its clearing broker as a minimum balance requirement. As of December 31, 2013, the balance is classified accordingly in the accompanying statement of financial condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2013.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company was $33,175 at December 31, 2013. At December 31, 2013 the Company's net capital was $179,463 which was $146,288 in excess of its minimum net capital requirement.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees meeting certain eligibility requirements. For the year ended December 31, 2013, the Company's contribution to the plan was $14,349.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a related entity. Rent expense paid to the related entity by the Company during 2013 was $63,960.

NOTE 7 - STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2013, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

PRIVATE CLIENT SERVICES, LLC
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital	
Total member equity	$ 270,881
Non-allowable portion of commission receivable	(17,724)
Receivable from non-customer	(9,243)
Property and equipment, net	(26,366)
Goodwill	(26,680)
Other assets	(11,395)
Haircut on other securities	(10)
Net capital	$ 179,463
Aggregate indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 421,659
Accounts payable	25,610
Deferred revenue & rep expenses collected	50,067
Other unrecorded amounts	290
Total aggreagate indebtedness	$ 497,626
Computation of basic net capital requirement	
Minimum net capital required	$ 33,175
Excess net capital	$ 146,288
Excess net capital at 1000%	$ 129,700
Ratio: Aggregate indebtedness to net capital	277.29%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2013)	
Net capital, as reported in company's part II (Unaudited) FOCUS report	$ 179,463
Effect of audit adjustments on accounts included in the net capital calculation	-
Net capital per above	$ 179,463

See independent auditors' report.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Private Client Services, LLC

In planning and performing our audit of the financial statements of Private Client Services, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements

on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 24, 2014

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Private Client Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Client Services, LLC's compliance with the applicable instructions of Form SIPC-7. Private Client Services, LLC's management is responsible for Private Client Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss + Co, PLLC

New Albany, Indiana
February 24, 2014